

January 23, 2012

<u>Via E-mail</u>
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> **RE:** **Fuwei Films (Holdings) Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 20-F/A for the Year Ended December 31, 2010**
> **Filed December 2, 2011**
> **File No. 1-33176**

Dear Mr. Zhang:

We have reviewed your response letter dated January 5, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Form 20-F for the Year Ended December 31, 2010

Item 15. Controls and Procedures, page 77

1. We note your response to comment two from our letter dated December 23, 2011. You indicated that your Manager and Assistant to the Manager are the individuals primarily responsible for preparing and supervising the preparation of your financial statements. Your Chief Executive Officer and Chief Financial Officer are responsible for reviewing the financial statements prepared in accordance with U.S. GAAP and evaluating the effectiveness of your internal control over financial reporting. In this regard, we note that all of those listed above do not appear to have appropriate experience concerning U.S. GAAP.

In addition, based on this information, it does not appear that your Manager or Assistant to the Manager have appropriate U.S. GAAP experience.

Accordingly, we believe that your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would appear to be ineffective. Please revise your conclusion on internal control over financial reporting and explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant